06051338

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION RECEIVED DEC 2 9 2006 BRANCH OF REGISTRATIONS AND EXAMINATIONS

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-37809 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/05 AND ENDING 10/31/06
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CALLAHAN FINANCIAL SERVICES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 CONNECTICUT AVE. NW; SUITE 1001
(No. and Street)

| WASHINGTON | DC | 20036 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Johnson (202) 223-3920
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Chizek and Company LLC
(Name - *if individual, state last, first, middle name*)

| 10 West Broad Street, Suite 1700, | Columbus, | Ohio | 43215-3713 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 1 0 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Jay Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CALLAHAN FINANCIAL SERVICES, INC., as of October 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

________________________________________

________________________________________

________________________________________

Jay Johnson
Signature

Executive Vice President
Title

Shashi Bhagat
Notary Public

Subscribed and sworn before me on 28th Day of Dec 2006.
My commission exp Jan 12 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CALLAHAN FINANCIAL SERVICES, INC.

**FINANCIAL STATEMENTS**
October 31, 2006 and 2005

CALLAHAN FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS
October 31, 2006 and 2005

CONTENTS

Crowe

Crowe Chizek and Company LLC
Member Horwath International

# REPORT OF INDEPENDENT AUDITORS

Board of Directors
Callahan Financial Services, Inc.
Washington, D.C.

We have audited the accompanying balance sheet of Callahan Financial Services, Inc. ("the Company"), as of October 31, 2006, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit. The financial statements of the Company for the year ended October 31, 2005 were audited by other auditors, whose report dated January 6, 2006, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Callahan Financial Services, Inc. as of October 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Company as of October 31, 2006: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all materials respects in relation to the basic financial statements taken as a whole.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
December 15, 2006

CALLAHAN FINANCIAL SERVICES, INC.
BALANCE SHEETS
October 31, 2006 and 2005

| | 2006 | 2005 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 59,862 | $ 50,211 |
| Investment in limited liability limited partnership | 10,100 | 10,100 |
| Equity in undistributed earnings from limited liability limited partnership | 15,807 | 10,352 |
| Account receivable from related party | 9,316 | 20,160 |
| Other assets | 2,132 | 3,263 |
| | $ 97,217 | $ 94,086 |
| **LIABILITIES AND SHAREHOLDER'S EQUITY** | | |
| Liabilities | | |
| Accrued expenses and payables | $ 40,017 | $ 39,909 |
| Total liabilities | 40,017 | 39,909 |
| Shareholder's equity | | |
| Capital stock, no par value; 1,000 shares authorized; 100 shares issued and outstanding | 15,000 | 15,000 |
| Additional paid-in capital | 323,606 | 323,606 |
| Accumulated deficit | (281,406) | (284,429) |
| Total shareholder's equity | 57,200 | 54,177 |
| Total liabilities and shareholder's equity | $ 97,217 | $ 94,086 |

The accompanying notes are an integral part of these financial statements.

CALLAHAN FINANCIAL SERVICES, INC.
STATEMENTS OF INCOME
For the Years Ended October 31, 2006 and 2005

| | 2006 | 2005 |
|---|---|---|
| **Income** | | |
| Earnings in limited partnership | $ 15,807 | $ 84,809 |
| Reimbursements for operating expenses | 450,390 | 594,088 |
| Interest income | 1,676 | 1,047 |
| Total revenues | 467,873 | 679,944 |
| **Expenses** | | |
| Contract services | 419,988 | 550,683 |
| Regulatory and compliance | 16,769 | 19,120 |
| Other | 13,633 | 24,285 |
| Total expenses | 450,390 | 594,088 |
| **Income before income taxes** | 17,483 | 85,855 |
| Income tax expense | 4,108 | 24,909 |
| **Net income** | $ 13,375 | $ 60,947 |

The accompanying notes are an integral part of these financial statements.

CALLAHAN FINANCIAL SERVICES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
For the Years Ended October 31, 2006 and 2005

| | Number of Shares | Capital Stock (No Par Value) | Additional Paid-In Capital | Accumulated Deficit | Total |
|---|---|---|---|---|---|
| Balance, November 1, 2004 | 100 | $ 15,000 | $ 323,606 | $ (147,477) | $ 191,129 |
| Cash dividends paid | -- | -- | -- | (197,899) | (197,899) |
| Net income | -- | -- | -- | 60,947 | 60,947 |
| Balance, October 31, 2005 | 100 | 15,000 | 323,606 | (284,429) | 54,177 |
| Cash dividends paid | -- | -- | -- | (10,352) | (10,352) |
| Net income | -- | -- | -- | 13,375 | 13,375 |
| Balance, October 31, 2006 | 100 | $ 15,000 | $ 323,606 | $ (281,406) | $ 57,200 |

The accompanying notes are an integral part of these financial statements.

CALLAHAN FINANCIAL SERVICES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended October 31, 2006 and 2005

| | 2006 | 2005 |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income | $ 13,375 | $ 60,947 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Earnings from limited partnership | (15,807) | (84,809) |
| Changes in | | |
| Accounts receivable | 10,844 | (16,783) |
| Other assets and liabilities | 1,239 | 14,005 |
| Net cash from operating activities | 9,651 | (26,640) |
| **Cash flows from investing activities:** | | |
| Distributions received from limited partnership | 10,352 | 197,899 |
| Net cash provided by investing activities | 10,352 | 197,899 |
| **Cash flows from financing activities:** | | |
| Dividends paid to parent | (10,352) | (197,899) |
| Net cash used in financing activities | (10,352) | (197,899) |
| Net change in cash and cash equivalents | 9,651 | (26,640) |
| Cash and cash equivalents at beginning of year | 50,211 | 76,851 |
| **Cash and cash equivalents at end of year** | $ 59,862 | $ 50,211 |

The accompanying notes are an integral part of these financial statements.

## NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Callahan Financial Services, Inc. ("the Company"), was incorporated on March 13, 1987, for the purpose of serving as the general partner (with an initial 15 percent ownership interest) in Callahan Credit Union Financial Services LLLP ("the Partnership" or "CUFSLP," see Note 3). The Partnership was organized to serve as the administrator of the Trust for Credit Unions ("the Trust"), a diversified management investment company for investment by state and federally chartered credit unions. In addition to serving as the general partner of the Partnership, the Company acts as a co-distributor, with Goldman, Sachs & Co., of the units of the portfolios of the Trust. The Company is a wholly owned subsidiary of Callahan & Associates, Inc.

The primary source of revenue for the Company is its equity interest in the earnings and losses of the Partnership. The primary source of revenue for the Partnership is an administration fee paid by the Trust. Under an amended and restated administration agreement effective June 1991, the Partnership established two separate portfolios for investment by the Trust, a Money Market Portfolio and a Government Securities Portfolio. On October 10, 1992, a third portfolio, the Mortgage Securities Portfolio, was established. On July 1, 1993, a fourth portfolio, the Target Maturity Portfolio, composed of mutual fund investments, was established. This portfolio liquidated and terminated operations on June 28, 1996 upon reaching maturity. Two additional target maturity portfolios, composed of mutual fund investments, were established on February 15, 1994, and May 19, 1994. Upon reaching their scheduled maturity dates, these portfolios liquidated and terminated on February 28, 1997 and May 15, 1997. In June 2004, the Government Securities Portfolio was renamed the Ultra-Short Duration Government Portfolio, and the Mortgage Securities Portfolio was renamed the Short Duration Portfolio.

The Partnership earns a fee for its service as administrator of the Trust for Credit Unions. Per the Trust for Credit Unions prospectus, administration fees as a percentage of Portfolio average daily net assets are as follows: 0.10% for the Money Market Portfolio; 0.10% for the Ultra-Short Duration Government Portfolio; and 0.05% for the Short Duration Portfolio.

Effective July 1, 1997, the Partnership voluntarily agreed to limit its administration fee with respect to the Money Market Portfolio to 0.02% of the average daily net assets. Additionally, effective October 17, 2005 through April 16, 2006, the Partnership voluntarily waived its entire administration fee with respect to the Money Market Portfolio. On April 17, 2006, the Partnership began receiving the full administration fee of 0.02% of daily net assets. The cumulative results of these actions resulted in fee waivers of approximately $245,000 in 2006 and $536,412 in 2005 related to the Money Market Portfolio.

(Continued)

## NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS (Continued)

From July 1, 1995 to June 30, 1997, the Partnership voluntarily agreed to limit its administration fee for the Money Market Portfolio to 0.05% of average daily net assets on assets up to $500 million; 0.04% on assets between $500 million to $750 million; and 0.03% on assets exceeding $750 million. Prior to July 1, 1995, the Partnership earned an administration fee equal to 0.05% of assets up to $300 million; 0.10% of assets between $300 million and $1 billion; and 0.05% of assets over $1 billion.

The administration fee for the Ultra-Short Duration Government Portfolio is paid at an annual rate of 0.10% of average daily assets after expense limitation of the Ultra-Short Duration Government Portfolio of the Trust. The Partnership and Goldman, Sachs & Co. have each voluntarily agreed to limit the other annualized ordinary expenses (excluding advisory fees, administration fees, interest, taxes, brokerage, and extraordinary expenses) of the Ultra-Short Duration Government Portfolio such that the Partnership will reimburse expenses that exceed 0.05% up to 0.10% of the Ultra-Short Duration Government Portfolio's average daily net assets. Reimbursements totaled $134,526 in 2006 and $124,294 in 2005

The administration fee of the Short Duration Portfolio is paid at an annual rate of 0.05% of the average daily net assets of the Short Duration Portfolio of the Trust. The administration fee for the target maturity portfolios were paid at an annual rate of 0.05% of the average daily net assets of the target maturity portfolios.

Beginning in November 1988, Goldman, Sachs & Co. began paying certain expense related to the marketing and administration of the Trust that previously had been the responsibility of the Partnership. While there can be no assurance that Goldman, Sachs & Co. will continue to pay the expenses that it is currently paying, management of the Company does not anticipate any change in the expense-sharing arrangement currently in place.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The Company is currently operating under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) exempt a broker/dealer from certain requirements of Rule 15c3-3 provided that the broker/dealer: (a) carries no margin accounts, promptly transmits all customer funds, and delivers all securities received in connection with its activities as a broker or dealer; (b) does not otherwise hold funds or securities for or owe money or securities to customers; and (c) effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker/dealers operating under the provisions of (k)(2)(i) are exempted from the requirement to make the reserve computations under rule 15c3-3.

(Continued)

**NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

The Company's financial statements are prepared on the accrual basis of accounting, whereby, revenue is recognized when earned and expenses are recognized when incurred.

Income Taxes: The Company files a consolidated federal income tax return with its parent. Income taxes are based on an allocation calculated as if the Company was filing a separate tax return. In addition, the Company files a District of Columbia income tax return.

Investment and Earnings in Limited Liability Limited Partnership: The Company accounts for its investment in the limited liability limited partnership using the equity method. Under the equity method, the Company recognizes its respect percentage of earnings in the limited liability limited partnership.

The Financial Accounting Standards Board Emerging Issues Task Force (EITF) reached a consensus in Issue No. 04-5, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights*, on a model that addresses when a general partner controls a limited partnership when the limited partners have certain rights. Per the guidance, a sole general partner in a limited partnership would be presumed to control that limited partnership and therefore, would be required to include the limited partnership in its consolidated financial statements, regardless of the extent of the sole general partner's ownership interest in the limited partnership unless the presumption of the general-partner control can be overcome. Company management asserts that the rights of the limited partners are substantive and therefore, would overcome the presumption of control (and consolidation) by the sole general partner.

Cash and Cash Equivalents: Cash and cash equivalents includes cash, deposits in financial institutions and highly liquid mutual fund investments. For these instruments, the carrying amount approximates fair value.

Reimbursements for Operating Expenses: Under the terms of the Certificate and Agreement of Limited Partnership, the Company's incurred operating expenses are reimbursed by the Partnership. The Company is required to reflect these reimbursements received for expenses incurred as revenue in the income statements.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

## NOTE 3 - INVESTMENT IN LIMITED LIABILITY LIMITED PARTNERSHIP

The Company initially acquired a 15 percent interest in the Partnership for an investment of $100. The Company continues to serve as the general partner to the Partnership, while the majority interest belongs to various credit unions and credit union service organizations that serve as limited partners. The net profits and losses of the Partnership are allocated among the partners in accordance with the terms of the Certificate and Agreement of Limited Partnership, as amended. Should the Partnership be terminated, net assets available for distribution will be distributed first in proportion to the partners' net capital accounts until such capital accounts have been reduced to zero and then to the partners in accordance with their respective participation percentages.

Profits and losses of the Partnership are generally allocated among the partners in accordance with their partnership interests. However, the terms of the Certificate and Agreement of Limited Partnership, as amended, through January 31, 1991, preclude allocating any further losses to a partner or class of partners once the partner's capital account reaches zero, as long as another partner or class of partners maintains a positive capital balance. In accordance with partnership dividend policy, all net earnings in excess of those allocated to recover partner capital contributions are distributed as dividends to the partners consistent with their partnership interests. These allocations are in accordance with Section 704(b) of the Internal Revenue Code. The Partnership made no distribution in May 2006 and will distribute $79,033 in December 2006, which relates to fiscal year 2006.

During fiscal year 1991 and in accordance with the approval of the Class A limited partners, Callahan & Associates, Inc. purchased the Class B limited partner's interest in the Partnership. This interest was purchased for its original face value of $10,000 from the original Class B limited partner. This Class B interest was contributed to the Company and increased its total partnership interest in the Partnership to 20 percent. The Company owns both general partner and limited partner interests.

The Company accounts for its investment in the Partnership using the equity method of accounting. Under the equity method of accounting, the investment is recorded at its initial cost and is increased or decreased for the Company's share of the subsequent earnings or losses of the Partnership, as specified in the Certificate and Agreement of Limited Partnership, as amended, and is decreased by distributions received. The Company's share of losses is limited to the amount of its investment, as long as another partner or class of partners maintains a positive capital balance. The amounts reported in the accompanying financial statements reflect this allocation method.

(Continued)

**NOTE 3 - INVESTMENT IN LIMITED LIABILITY LIMITED PARTNERSHIP** (Continued)

The Partnership's condensed balance sheets as of October 31, 2006 and 2005, and condensed statements of income for the years ended October 31, 2006 and 2005, are as follows:

**Condensed Balance Sheets**

| | October 31, 2006 | October 31, 2005 |
|---|---|---|
| **Assets:** | | |
| Cash, cash equivalents and certificates of deposit | $ 690,285 | $ 485,200 |
| Investment in loan participations | 2,458,405 | 2,512,387 |
| Investment in limited liability company | 207,562 | 200,000 |
| Receivables and prepaids | 107,359 | 230,724 |
| Total assets | $ 3,463,611 | $ 3,428,311 |
| **Liabilities:** | | |
| Accrued expenses and accounts payable | $ 172,478 | $ 164,448 |
| Distributions payable | 79,033 | 51,763 |
| Total liabilities | 251,511 | 216,211 |
| **Partners' capital:** | | |
| General partner | 100 | 100 |
| Class A limited partners | 3,202,000 | 3,202,000 |
| Class B limited partner | 10,000 | 10,000 |
| Total partners' capital | 3,212,100 | 3,212,100 |
| Total liabilities and partners' capital | $ 3,463,611 | $ 3,428,311 |

**Condensed Statements of Income**

| | For the Years Ended October 31, 2006 | For the Years Ended October 31, 2005 |
|---|---|---|
| Revenues | $ 1,033,016 | $ 1,478,328 |
| Expenses | 953,983 | 1,054,279 |
| Net Income | $ 79,033 | $ 424,049 |

(Continued)

## NOTE 4 - RELATED-PARTY TRANSACTIONS

The Company shares office space with and obtains clerical support from its parent, Callahan & Associates, Inc., which charges the Company for these costs based on an expense-sharing agreement. Under the terms of the Certificate and Agreement of Limited Partnership, the majority of expenses charged to the Company by Callahan & Associates, Inc. and incurred by the Company, were reimbursed by the Partnership. The Company is required to reflect reimbursements received for expenses incurred as revenue in the income statements. Revenue and expenses recorded relating to the reimbursement of expenses by the Partnership under the terms of this agreement for the years ended October 31, 2006 and 2005, were $450,390 and $594,088, respectively. The partnership also pays regulatory compliance costs incurred by the Company in fulfilling its responsibility as general partner of the Partnership.

The Company had funds on deposit with the NIH Federal Credit Union, a limited partner of the Partnership, totaling $22,428 and $14,210 as of October 31, 2006 and 2005. The accounts receivable of $9,316 and $20,160 at October 31, 2006 and 2005 are receivable from the Partnership. The Company had investments in Goldman, Sachs & Co. mutual funds of $31,394 and $29,961 at October 31, 2006 and 2005.

## NOTE 5 - NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the regulatory capital requirements set forth by the Securities and Exchange Commission Uniform Net Capital Rule. This rule requires the maintenance of minimum net capital, as defined. As of October 31, 2006 and 2005, the Company's net capital totaled $19,217 and $9,703, which is in excess of its required capital of $5,000. Additionally, under this rule, "aggregate indebtedness," as defined, cannot exceed 1,500 percent of net capital. The Company's percentage of aggregate indebtedness to net capital was 208% and 411% at October 31, 2006 and 2005.

(Continued)

## NOTE 6 - RECONCILIATION OF ASSETS, LIABILITIES, AND SHAREHOLDER'S EQUITY TO REGULATORY REPORTS

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and differ in certain respects from the accounting prescribed by the Securities and Exchange Commission's general instructions to Form X-17A-5. A reconciliation of amounts reported herein to amounts reported by the Company as of October 31, 2006 on Form X-17A-5, as filed with the Securities and Exchange Commission is as follows:

| | Amount Per Form X-17A-5 Unaudited | Reclassifications and Adjustments | Amount Per Financial Statements |
|---|---|---|---|
| **Assets:** | | | |
| Cash and cash equivalents | $ 59,862 | $ – | $ 59,862 |
| Investment in limited partnership | 10,100 | – | 10,100 |
| Equity in undistributed earnings from limited partnership | 12,963 | 2,844 | 15,807 |
| Account receivable from related party | 8,116 | 1,200 | 9,316 |
| Other assets | 2,132 | – | 2,132 |
| | $ 93,173 | $ 4,044 | $ 97,217 |
| **Liabilities and shareholder's equity:** | | | |
| Accounts payable and accrued liabilities | $ 37,963 | $ 2,054 | $ 40,017 |
| Capital stock | 15,000 | – | 15,000 |
| Additional paid-in capital | 323,606 | – | 323,606 |
| Accumulated deficit | (283,396) | 1,990 | (281,406) |
| | $ 93,173 | $ 4,044 | $ 97,217 |

Some of the reclassifications and adjustments exist due to audit adjustments reflected in these audited financials and not reflected in the unaudited Form X-17A-5. The audit adjustments relate to adjustments to tax expense, taxes payable, and related party receivables, revenue and expense.

## SUPPLEMENTARY INFORMATION

CALLAHAN FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT
TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
As of October 31, 2006

| | |
|---|---|
| **NET CAPITAL** | |
| TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL | $ 57,200 |
| DEDUCTIONS AND/OR CHARGES: | |
| Nonallowable assets: | |
| Investment in and receivable affiliates, subsidiaries, and associated partnerships | 35,223 |
| Other assets | 2,132 |
| Total deductions and/or charges | 37,355 |
| Net capital before haircuts on security positions | 19,845 |
| HAIRCUTS ON SECURITIES: | |
| Trading and investment securities: | |
| Other securities | 628 |
| Total haircuts | 628 |
| NET CAPITAL | $ 19,217 |
| **AGGREGATE INDEBTEDNESS** | |
| TOTAL AGGREGATE INDEBTEDNESS | $ 40,017 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | |
| MINIMUM NET CAPITAL REQUIRED (6-2/3% of aggregate indebtedness or $5,000 minimum) | $ 5,000 |
| EXCESS NET CAPITAL | $ 14,217 |
| EXCESS NET CAPITAL AT 1000% | $ 15,215 |
| PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | 208% |

**Reconciliation with the Company's Computation:**
**(included in Part II of Form X-17a-5 for the Year Ended October 31, 2006)**

| | |
|---|---|
| Net capital, as reported in Company's unaudited Part II Focus report | $ 21,271 |
| Audit adjustments* | (2,054) |
| Net capital, per above computation | $ 19,217 |

*Audit adjustments relate to adjustments to tax expense, taxes payable, and related party receivables, revenue and expense.

CALLAHAN FINANCIAL SERVICES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR
BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
As of October 31, 2006

Callahan Financial Services, Inc. ("the Company") is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("the Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (K)(1) of the Rule.

Crowe
Crowe Chizek and Company LLC
Member Horwath International

# REPORT OF INDEPENDENT AUDITORS ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Callahan Financial Services, Inc.
Washington, D.C.

In planning and performing our audit of the financial statements of Callahan Financial Services, Inc. ("the Company"), a Delaware corporation, for the year ended October 31, 2006, we considered its internal control, including procedures for safeguarding securities, in order to determine our audit procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the Untied States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control, we believe that the Company's practices and procedures were adequate at October 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
December 15, 2006